Exhibit 99.1

Brookfield Reinsurance Announces Voting Results from Shareholder Meeting

BROOKFIELD, NEWS, July 22, 2024 – Brookfield Reinsurance (NYSE, TSX: BNRE, BNRE.A) today announced the approval of all items of business at the company’s annual general and special meeting of shareholders. The meeting was held earlier today in a virtual meeting format.

All five nominees proposed for election to the board of directors by holders of class A exchangeable limited voting shares (“class A shares”) and all five nominees proposed for election to the board of directors by the holder of class B limited voting shares (“class B shares”) were elected. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of class A shares in regard to the election of the five directors nominated for election by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
Soonyoung Chang	9,739,424	99.60%	38,826	0.40%
William Cox	9,208,673	94.18%	569,577	5.82%
Michele Coleman Mayes	9,707,972	99.28%	70,278	0.72%
Lars Rodert	9,308,285	95.19%	469,965	4.81%
Anne Schaumburg	9,613,706	98.32%	164,544	1.68%

Management received a proxy from the holder of class B shares to vote all 24,000 class B shares for each of the five directors nominated for election by this shareholder class, being Barry Blattman, Gregory Morrison, Lori Pearson, Sachin Shah and Jay Wintrob.

At the meeting, our company’s shareholders approved a resolution authorizing the change of our name from “Brookfield Reinsurance” to “Brookfield Wealth Solutions” at a time to be determined by the board.

Shareholders also approved bye-law amendments designed to simplify and enhance our capital structure, including a re-designation of our class A-1 exchangeable non-voting shares into class A shares of our company and related changes to the terms of the class A shares that will result in no shareholder having the power to vote more than 9.9% of the class A shares, regardless of economic ownership. We currently anticipate implementing the bye-law amendments during the third fiscal quarter of 2024 and will provide at least 5 days’ advance notice of the effective date by press release.

Shareholders further approved an escrowed stock plan of the company. Brookfield Reinsurance and Brookfield Corporation have each received exemptive relief (as described in our management information circular available through the SEC’s website at http://www.sec.gov, on Brookfield Reinsurance’s SEDAR+ profile at www.sedarplus.ca and on Brookfield Reinsurance’s website at bnre.brookfield.com) from the Ontario Securities Commission, as principal regulator, in connection with implementation of the escrowed stock plan.

All other matters put forth at the meeting were approved by shareholder vote and a summary of all votes cast by shareholders represented at the company’s annual general and special meeting of shareholders is available electronically on EDGAR on the United States Securities and Exchange Commission’s website at www.sec.gov or on Brookfield Reinsurance’s SEDAR profile at www.sedarplus.ca.

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About Brookfield Reinsurance

Brookfield Reinsurance Ltd. (NYSE; TSX: BNRE, BNRE.A) is a leading wealth solutions provider, focused on securing the financial futures of individuals and institutions through a range of wealth protection and retirement services, and tailored capital solutions. Each class A exchangeable limited voting share and each class A-1 exchangeable non-voting share of Brookfield Reinsurance are exchangeable on a one-for-one basis with a class A limited voting share of Brookfield Corporation. (NYSE/TSX: BN).

For more information, please visit our website at bnre.brookfield.com.

Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Rachel Schneider Tel: (416) 369-3358 Email: rachel.schneider@brookfield.com

Forward Looking Statements

This news release and any related oral statements made by our representatives may contain “forward-looking information” within the meaning of Canadian provincial securities laws, “forward-looking statements” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements which reflect management’s expectations regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Reinsurance, Brookfield Corporation and their respective subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods. In particular, statements regarding the timing and impact of the matters approved by shareholders on our capital structure and statements about our intentions to change the name of our company constitute forward looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Reinsurance or Brookfield Corporation to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield Reinsurance undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.

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